TSX: TNX NYSE AMERICAN: TRX Successful Explorer To Emergent Miner TANZANIAN GOLD CORPORATION October 2019 Filed pursuant to Rule 433 Issuer Free Writing Prospectus dated October 7, 2019 Registration Statement No. 333 - 226949

Cautionary Notes

Introductory Cautionary Notes

Tanzanian Gold Corporation "Tanzanian Gold", has taken all reasonable care in producing and publishing information contained in this presentation. Tanzanian Gold does not warrant or make any representations regarding the use, validity, accuracy, completeness or reliability of any claims, statements or information in this presentation. The information is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise any information in this presentation. Peter Zuzhou, P.Geo is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this presentation. Certain information contained in the presentation has been obtain from the Amended National Instrument 43-101 Independent Technical Report Mineral Reserves Estimate and Pre-Feasibility Study on the Buckreef Gold Mine Project, Tanzania, East Africa as filed with the SEC and on Sedar and the information contained in this presentation is qualified in its entirety to the Technical Report.

The Toronto Stock Exchange and NYSE American have not reviewed the information on our website and do not accept responsibility for the adequacy or accuracy of it.

Forward-Looking Statements

This presentation contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "hopes", "intends", "estimated", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. Forward-looking statements relate to future events or future performance and reflect Tanzanian Gold management's expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, success of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although Tanzanian Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of Tanzanian Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth under Item 3.D in Tanzanian Gold's Form 20-F for the year ended August 31, 2017, as amended, as filed with the SEC.

The information contained in this presentation is as of the date of the presentation and Tanzanian Gold assumes not duty to update such information.

Cautionary note to U.S. Investors

US Investors are cautioned that the reserve estimates disclosed in this presentation have been calculated pursuant to Canadian standards, and may not be considered "reserves" by the U.S. Securities and Exchange Commission ("SEC"). The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Tanzanian Gold uses certain terms in this presentation, such as "inferred" or "indicated" resources which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are cautioned not to assume that any part or all of the mineral deposits identified as an "indicated mineral resource", "measured mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7.

For clarification, we do not own nor control properties that contain "Proven (Measured) Reserves" or "Probable (Indicated) Reserves" as defined by SEC securities regulations.

 Stock Information Page 1  Corporate Management Page 2 – 4  Lake Victoria Greenstone Belt Page 5  Tanzanian Gold Exploration Footprint Page 6  BUCKREEF PROJECT  Overview Page 7  Mineral Reserves by Prospect Page 8  Feasibility Stage Page 9  Economics Page 10  2019 DRILLING PROGRAM  Overview Page 11  Accomplishments to Date Page 12  Drilling within the Open Pit Page 13  Phase II Page 14 - 15  Phase III Page 16  Other Accomplishments Page 17  Geology Resource Model Page 18  Gamma Confirms Rock Types Page 19  Anomalies Require Analysis Page 20  Northeast Extension Page 21  Key Testing Underway Page 22  Pilot CIL Process Plant: 2019 Page 23  Path Ahead Page 24  TRX: A Compelling Story Page 25  Additional Information, Contact Information Page 26

Listed on the Toronto and NYSE American Stock Exchanges TSX: TNX NYSE American: TRX Shares Outstanding – 150,391,558* Fully Diluted – 162,049,316* * As of August 31, 2019 1

Jim Sinclair – Executive Chairman  Jim Sinclair has been engaged in gold mining in Tanzania from the late 1980’s when he was the Chairman of Sutton Resources, the junior mining company which developed the prolific Bulyanhulu Mine in the Lake Victoria Greenstone Belt. With such a substantial and robust asset, Sutton Resources was very successfully sold to Barrick Gold in 1998.  Following the success of Sutton Resources and Bulyanhulu, Mr. Sinclair became Chairman of Tanzanian Gold Corp. in 2002 and now leads the company’s efforts to build a major new gold producer in Tanzania. Mr. Sinclair provides TRX with the strategy for its corporate growth as the company reaches an exciting new stage of its development.  Early in his career, Jim Sinclair made his living in financial and commodity markets. He has been an OTC market maker, a precious metals specialist, and a commodities and foreign currency trader. He founded the Sinclair Group of Companies (1977), a full service brokerage with branches in New York , Kansas City, Toronto , Chicago , London and Geneva , which he sold in 1983.  From 1981 to 1984, Mr. Sinclair served as a Precious Metals Advisor to Hunt Oil and the Hunt family for the liquidation of their silver position as a prerequisite for the $1 billion loan arranged by the Chairman of the Federal Reserve, Paul Volker .  Mr. Sinclair was also a General Partner and Member of the Executive Committee of two NYSE firms and President of Sinclair Global Clearing Corporation (commodity clearing firm) and Global Arbitrage (derivative dealer in metals and currencies), and was President of James Sinclair Financial Research in Luxembourg in the mid 1980’s.  In 2013, Jim became Executive Chairman for the newly formed Singapore Precious Metals Exchange.  Throughout his career, Mr. Sinclair has been widely interviewed in the financial press, and in the general media. He has published 6 books, including “Boom” (written together with Frank Vogl in 1996). The book discussed the opportunities , challenges faced, and an approach for success when investing in emerging economies around the world. 2

Corporate Management

Ulrich Rath - Director

Mr. Rath has a wide range of experience in the mining industry, and has specific experience in North America, South America including Argentina, Chile and Peru and in South Africa. Mr. Rath was until recently the President and CEO and Director of Chariot Resources Ltd., a junior resource company focused on the exploration, acquisition and development of copper and precious metal mineral deposits in the Andes region of Latin America. He was formerly CEO and director of Compania Minera Milpo a medium sized Peruvian zinc mining company. Mr. Rath was also formerly Vice-President, Corporate Development, for Rio Algom Ltd. from December 1992 to October 1998. Rio Algom Ltd. was a U.S. reporting issuer, whose common shares were listed on the American Stock Exchange. Mr. Rath has a B.Sc. (Hon) from Concordia University in Montreal and an M.Sc. (Geology) from the University of Alberta.

Jeffrey Duval – Acting CEO

Mr. Duval is a licensed General Engineering Contractor with over a quarter-century of experience working with several construction firms in the US south-west. His experience in corporate executive management, project development and project management, time-management, excavation, movement of material, earthworks, and related skills will be a valuable asset to the Company as it aggressively moves to monetize the in-ground assets on its various licenses. His management skills, efforts and involvement were instrumental in the Company obtaining the Special Mining License (SML) for the Buckreef Project from the Ministry of Energy and Minerals in Tanzania with a renewal term of ten years. Among Mr. Duval's numerous achievements and contributions to the Company – he led the team overseeing the design, planning and development of the new Gravity/Carbon-In-Leach process plant presently planned at the Buckreef Project.

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Corporate Management

Giancarlo Volo – Director of Operations Africa

Mr. Volo has over 35 years of entrepreneurial, managerial and operational experience in Africa. His business experience is varied and extensive ranging from communications, mine security, transport, aviation to construction.. During Mr Volo's tenure and under his management, the company and its subsidiaries have seen a marked improvement in oversight as well as measurable success in furthering the company objectives in Tanzania. Over the past few years he has distinguished himself under some very difficult circumstances and is a proven asset to the company.

Peter Zizhou – General Manager / Exploration Manager

Mr. Zizhou is a holder of BSc (General-Geology/Geography), BSc (Hons-Geology) and MSc (Exploration Geology) degrees acquired from the University of Zimbabwe over the period 1988-2002. He is a registered Professional Natural Scientist (Geology) with the South African Council for Scientific Professions (SACNASP-REG NO. 400028/08). Peter commenced his career in 1992, conducting regional field mapping for the Geological Survey of Zimbabwe. Peter subsequently joined the gold mining and exploration private sector with Kinross Gold (Zimbabwe) Corporation and subsequently with Caledonia Resources attaining the position of Exploration Manager by 2004. In 2007, he relocated to Tanzania where he joined Tanzanian Gold Corporation as a Senior Exploration Geologist but subsequently rose through the ranks as Exploration Manager (2009) and finally as General Manager (2010). As GM, he successfully steered the company through the preliminary economic assessment study of the Buckreef gold project on behalf of the company with external consultants. At the same time, he instituted a resource drilling program on several prospects associated with the Buckreef gold project, the results of which are currently posted on the company website. After brief stints (2012-2014) with Kinross Gold Corporation-Mauritania), AngloGold Ashanti (Geita Gold Mine, Tanzania) and Mawarid Mining Tanzania, he rejoined TRX as General Manager (Operations) and successfully conducted pilot mining on the Buckreef South Pit as well as assist with the recently published Mining Pre-Feasibility Report on the Buckreef project

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5 Sukumaland Greenstone Belt • Tanzanian Craton consists of series of volcano - sedimentary greenstone sequences. • Deposited 2.8 - 2.5 Ga and affected by multiple phases of deformation and granitoid emplacement. • The Lake Victoria Goldfields District contains 8 separate greenstone belts. • Two largest gold deposits are hosted within the Sukumaland Belt

6 The Company’s Projects: • Buckreef Gold Mine : (Buckreef Main, Buckreef South, Eastern Porphyry, Tembo, Bingwa & Buziba - : Pre - Development/Pre - Production stage / ML: 2.505Moz) • Kigosi Gold Prospect : (Kigosi Main Reef, Kigosi Gravel, & Igunda - Pre - Development Stage / ML: 0.59Moz) • Itetemia Gold Prospect : (Feasibility Stage/ML application submitted Nov 2015: 0.427Moz) • Luhala Gold Prospect : (Advanced Exploration stage: 0.11Moz) BULYANHULA

 Buckreef/Buziba Project is underpinned by large all inclusive, high grade resource of over 4Moz.  Buckreef Project is a 55/45% joint venture agreement between TANZAM2000 and the State Mining Company of Tanzania (STAMICO) an arm of the Tanzanian Government  TANZAM2000, Tanzanian registered, is a 100% owned subsidiary of Tanzanian Gold (TRX).  Buckreef covers eastern portion of major Rwamagaza greenstone belt  Buckreef Project, is made up of 13 prospecting licenses, with an area of 104.06 sq km; out of this 13 licenses 12 are Prospecting Licenses (PLs) and one Special Mining License (SML)  Project includes 5 prospects: Buckreef, Eastern Porphyry, Bingwa, Tembo & Buziba 7

• BUCKREEF: Has mineral reserve of 16.35Mt @ 1.52g/t Au (797,652 Oz) • EASTERN PORPHYRY: Has mineral reserve of 1.06Mt @ 1.04g/t Au (35,224 Oz) • TEMBO: Has mineral reserve of 70,183t @ 2.35g/t Au (5,312 Oz) • BINGWA: Has mineral reserve of 1.609Mt @ 2.04g/t Au (105,661 Oz) • ALL PROSPECTS: Has mineral reserve of 19.20Mt @ 1.54g/t Au (951,009 Oz) 8 *Information obtained from Amended National Instrument 43 - 101 Independent Technical Report Mineral Reserves Estimate and Pre - Fea sibility Study on the Buckreef Gold Mine Project, Tanzania

June 2018 Pre - Feasibility Study (43 - 101 Compliant) mineable open pit with just under 1.0M oz 9

10 $/oz Sensitivity Base Case @ $1,300 At $1,500 IRR = 132%

11 Phase I : Infill Drilling (mainly RC)…..Increase in - pit mineable reserves Phase II : Below Open Pit Bottom (mainly DD….Explore continuity of ore zones Phase III: Ultra Deep….Test mineralization below Phase II

Drilled 10,592 m to Sept 25, 2019 (34,751 ft):  RC: 6,446 m  DD: 4,146 m Phase I: completed Phase II: 33% complete Phase II will be extended with modest drilling in South Pit area Phase III: final planning 12

13 15 completed infill holes will facilitate converting Inferred Reserves to M&I Reserves and could add in - pit mineable oz.

14 Drilling to complete Phase II is 7,185m . This total does not include appr. 2,000m of additional RC drilling in the South Pit area South Pit At Sept 18, 2019

14 Drilling to complete Phase II is 7,185m . This total does not include appr. 2,000m of additional RC drilling in the South Pit area South Pit At Sept 18, 2019

15 Pit Bottom

16 The Phase III to test continuation of mineralization from the surface – through the open pit – continues below the pit bottom into the Ultra Deep. Some holes could be 900 - 1200m long .

Geophysical Survey completed Resource - Geology Model almost complete New Surface Map published New Interpretation of Northeast Extension Metallurgical & Rock Mechanics Testing Evaluating Pilot Plant Production At Site 17

New surface map includes elements of the new Model. The Data Base includes all information from previous owners, and all the drill campaigns by the Company. The data for the Buckreef Project comes from approx. 892 holes that drilled 137,509 meters . 18

 The Down - Hole Geophysical Survey was done in 21 holes covering 5177.8m, significantly more than when the program was announced.  In all holes Gamma correlated exceptionally with rock types, and rock boundaries . 19

 Six holes contained “moderate” to “very strong” IP Conductivity Anomalies.  These anomalies will be integrated with geological and mineralization from the Model to generate additional drill targets 20

Bifurcation of Main Zone into two branches. Two styles gold mineralization x typical of shear hosted gold deposits; narrower intercepts with high grade x Wide intercepts often at a grade of less than 1.0 g/t Au is likely degradation of typical style by post emplacement of nearby large bodies of granites and porphyries. 21

 New Metallurgical tests to establish optimum flow sheet for a larger plant than PFS. Data from large pilot plant will be incorporated into tests.  Rock Mass UCS &Triaxial tests to provide rock strength characteristics required for engineering planning of below pit bottom mining 22

23 • C ompany has commenced planning for the purchase, or construction of a pilot CIL Process plant • Plant will be as per current flowsheet designs in the Pre - Feasibility report of 2017 • Plant will have a capacity of 3 - 5tph • Plant will process existing ROMPAD ore stockpiles to test recoveries in the oxide and transition ores previously mined from South Pit. Pilot CIL Process Plant : 20 19

24 The Company will soon be facing two choices for the path ahead. » Make the current project better, or » Change the scope to include open pit and underground mining Make It Better Change Scope

TRX has several characteristics which make it a compelling story among its peers in the junior gold mining industry :  The Company has had a long history of operation in the country of Tanzania, and has an excellent record in all of its business dealings at the local, regional, and national level.  The joint venture agreement between TRX and STAMICO, once thought to be a lopsided arrangement, now appears as a new type of common sense, fair and equitable agreement between mining companies and host nations, and is likely to become more common in the global mining industry.  The recently completed Canadian NI 43 - 101 report gives the Company an enviable foundation of economic viability and room for market re - rating and re - valuation.  The company has the enviable position of having existing defined targets across all of our resource base. Our future planned drilling will be into known targets looking towards further definition, and upgrading of ounces into higher categories. We believe this positions the company for continued success of our exploration activities across all projects.  Our technical team is currently in the midst of a highly successful drill program at the Buckreef Project which at modest cost, we believe, could have out - sized impact on economics, and on market perception.  Leverage is an important concept when evaluating gold mining companies and projects. TRX offers potential leverage to the investor in three ways - upside leverage to the Buckreef Project itself (through in - fill drilling mentioned above), upside to the gold price (see sensitivity chart on slide 18) and leverage to the exploration upside at depth (see diagrams on slides 24 and 26). 25

 The entire Amended National Instrument 43 - 101 Independent Technical Report Mineral Reserves Estimate and Pre - Feasibility Study on the Buckreef Gold Mine Project, Tanzania report can be accessed on Sedar, Edgar or from the corporate website at www.tangoldcorp.com  Our Investor Relations department is also available to answer questions. Michael E. Martin Investor Relations Tanzanian Gold Direct Line: 860 - 248 - 0999 Office: 844 - 364 - 1830 email: m.martin@tangoldcorp.com 26